CITY DEVELOPMENTS LIMITED
城市發展有限公司
A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

02034513

Our Ref : GCSS-EL/1246/02/LTR

31 May 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

SEC MAIL PROCESSING RECEIVED JUN 03 2002 WASH, D.C. 164 SECTION

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 26 April 2002 with enclosure (City Developments Limited – Summary Report 2001);

(ii) Letter dated 30 April 2002 with enclosure (City Developments Limited – Annual Report 2001);

(iii) Letter dated 21 May 2002 with enclosures (Millennium & Copthorne Hotels plc – AGM Trading Statement by Subsidiary Company);

(iv) Letter dated 22 May 2002 with enclosure (Millennium & Copthorne Hotels plc – Announcement on Board Appointments);

(v) Announcement dated 23 May 2002 (First & Final Dividend for Financial Year 2001 – Change of Corporate Income Tax Rate);

(vi) Letter dated 29 May 2002 (Businesses & Resolutions approved at the 39th Annual General Meeting held on 29 May 2002);

(vii) Letter dated 30 May 2002 (Republic Hotels & Resorts Limited – Request for Suspension of Trading);

dlw 6/4

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

(viii) Letter dated 31 May 2002 with enclosures (Republic Hotels & Resorts Limited – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc to acquire all the issued ordinary shares of S$1.00 each in the capital of Republic Hotels & Resorts Limited);

(ix) Letter dated 31 May 2002 with enclosure (Republic Hotels & Resorts Limited – Voluntary Unconditional Cash Offer by Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited); and

(x) Announcement dated 31 May 2002 (Republic Hotels & Resorts Limited – Voluntary Unconditional Cash Offer by Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877
Fax: (65) 6225 4959 / Writers' DDI : 68778278

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY CHAMBERFROST LIMITED (to be renamed M&C HOTELS HOLDINGS LIMITED) FOR REPUBLIC HOTELS & RESORTS LIMITED

The Board of Directors (the "**Board**") of Republic Hotels & Resorts Limited (the "**Company**") wishes to inform the shareholders of the Company (the "**Shareholders**") that The Hongkong and Shanghai Banking Corporation Limited, for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc ("**M&C**"), has announced on 31 May 2002 that the Offeror intends to make a voluntary unconditional cash offer (the "**Offer**") to acquire all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company ("**Shares**") not already owned by the Offeror as at the date of the Offer (the "**Offer Shares**").

As at the date of this announcement ("**Announcement**"), the Offeror does not have any subsidiaries and the Offeror does not own or control, nor has it agreed to acquire, any Shares (whether by itself or through nominees).

A wholly-owned subsidiary of M&C, ATOS Holding AG ("**ATOS**") and the latter's wholly-owned subsidiary, TOSCAP Limited ("**TOSCAP**"), have, respectively, as at 31 May 2002, a direct interest in 195,795,903 Shares and 229,733,904 Shares. M&C will procure ATOS and TOSCAP to accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, representing 84.93 per cent. of the issued and fully paid up capital of the Company. In addition, M&C will procure that when ATOS and TOSCAP accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, the consideration payable to ATOS and part of the consideration payable to TOSCAP will be treated as an inter-company debt.

Terms of the Offer

The Offer will be made on the basis of S$1.30 in cash for each Offer Share on the terms and conditions set out in the Offeror's announcement dated 31 May 2002, a copy of which is available on the website of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at www.sgx.com.

The Offer will be extended to all the Offer Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror.

The Offer Shares are to be acquired free from all charges, liens, pledges and other encumbrances, and together with all rights attached thereto as at 31 May 2002 and thereafter attaching thereto, including the right to all dividends (except for dividends in respect of the financial year ended 31 December 2001 including dividends payable on 6 June 2002), rights and other distributions (if any) declared, made or paid thereon on or after 31 May 2002.

It has been announced on behalf of the Offeror that **the Offer is unconditional in all respects**.

Compulsory Acquisition and Delisting

In view of the 425,529,807 Shares in respect of which M&C will procure ATOS and TOSCAP to accept the Offer, the Offeror will receive acceptances in respect of 84.93 per cent. of the issued and fully paid up capital of the Company.

It has been announced on behalf of the Offeror that the Offeror intends to make the Company its wholly-owned subsidiary and not to preserve the listing status of the Company. If the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90 per cent. of the Offer Shares (other than Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror will exercise its right under Section 215 of the Companies Act, Chapter 50 of Singapore, to compulsorily acquire those Offer Shares not acquired by the Offeror pursuant to the Offer (the "**Compulsory Acquisition**").

Upon completion of the Compulsory Acquisition, the Company will become a wholly-owned subsidiary of the Offeror. It has been further announced on behalf of the Offeror that the Offeror intends to seek a delisting of the Company from the SGX-ST.

Based on the provisions of the SGX-ST Listing Manual currently in force, even if the Offeror does not proceed with the Compulsory Acquisition, should the Offeror receive acceptances pursuant to the Offer that bring the ownership of the Offeror and its concert parties in the Shares to above 90 per cent. of the issued and fully paid-up Shares, the SGX-ST will suspend the listing of the Shares on the SGX-ST until such time as it is satisfied that at least 10 per cent. of the Shares are held by at least 1,000 Shareholders who are members of the public.

The new SGX-ST Listing Manual will come into force on 1 July 2002. Under the new Clause 1105, where a takeover offer is made for the securities of an issuer, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90 per cent. of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the securities in issue are held by at least 500 shareholders of the Company who are members of the public.

It has further been announced on behalf of the Offeror that in the event that the Offeror and its concert parties, whether pursuant to the Offer or otherwise, hold more than 90 per cent. of the issued and fully paid-up capital of the Company, the Offeror does not intend to undertake any placement of Shares to comply with the SGX-ST's free float requirement.

Independent Financial Adviser

The Board will be appointing a financial adviser to the independent directors of the Company in connection with the Offer. A circular containing the advice of the financial adviser and the recommendation of the independent directors of the Company will be sent to Shareholders within 14 days from the date of despatch of the offer document to be issued by the Offeror.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

By Order Of The Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 31/05/2002 to the SGX

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer By Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) For Republic Hotels & Resorts Limited

31 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir,

Voluntary Unconditional Cash Offer (the "Offer") by Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) for Republic Hotels & Resorts Limited ("RHRL")

We attach herewith a copy of the announcement in connection with the Offer which was released on 31 May 2002 by RHRL, a subsidiary of Millennium & Copthorne Hotels plc which in turn is a subsidiary of the Company.

RHR'Annc.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 31/05/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY CHAMBERFROST LIMITED (to be renamed M&C HOTELS HOLDINGS LIMITED) FOR REPUBLIC HOTELS & RESORTS LIMITED

The Board of Directors (the "**Board**") of Republic Hotels & Resorts Limited (the "**Company**") wishes to inform the shareholders of the Company (the "**Shareholders**") that The Hongkong and Shanghai Banking Corporation Limited, for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc ("**M&C**"), has announced on 31 May 2002 that the Offeror intends to make a voluntary unconditional cash offer (the "**Offer**") to acquire all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company ("**Shares**") not already owned by the Offeror as at the date of the Offer (the "**Offer Shares**").

As at the date of this announcement ("**Announcement**"), the Offeror does not have any subsidiaries and the Offeror does not own or control, nor has it agreed to acquire, any Shares (whether by itself or through nominees).

A wholly-owned subsidiary of M&C, ATOS Holding AG ("**ATOS**") and the latter's wholly-owned subsidiary, TOSCAP Limited ("**TOSCAP**"), have, respectively, as at 31 May 2002, a direct interest in 195,795,903 Shares and 229,733,904 Shares. M&C will procure ATOS and TOSCAP to accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, representing 84.93 per cent. of the issued and fully paid up capital of the Company. In addition, M&C will procure that when ATOS and TOSCAP accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, the consideration payable to ATOS and part of the consideration payable to TOSCAP will be treated as an inter-company debt.

Terms of the Offer

The Offer will be made on the basis of S$1.30 in cash for each Offer Share on the terms and conditions set out in the Offeror's announcement dated 31 May 2002, a copy of which is available on the website of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**") at www.sgx.com.

The Offer will be extended to all the Offer Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror.

The Offer Shares are to be acquired free from all charges, liens, pledges and other encumbrances, and together with all rights attached thereto as at 31 May 2002 and thereafter attaching thereto, including the right to all dividends (except for dividends in respect of the financial year ended 31 December 2001 including dividends payable on 6 June 2002), rights and other distributions (if any) declared, made or paid thereon on or after 31 May 2002.

It has been announced on behalf of the Offeror that **the Offer is unconditional in all respects**.

Compulsory Acquisition and Delisting

In view of the 425,529,807 Shares in respect of which M&C will procure ATOS and TOSCAP to accept the Offer, the Offeror will receive acceptances in respect of 84.93 per cent. of the issued and fully paid up capital of the Company.

It has been announced on behalf of the Offeror that the Offeror intends to make the Company its wholly-owned subsidiary and not to preserve the listing status of the Company. If the Offeror receives valid acceptances pursuant to the Offer in respect of not less than 90 per cent. of the Offer Shares (other than

Shares held at the date of the Offer by the Offeror, its subsidiaries or their nominees), the Offeror will exercise its right under Section 215 of the Companies Act, Chapter 50 of Singapore, to compulsorily acquire those Offer Shares not acquired by the Offeror pursuant to the Offer (the "**Compulsory Acquisition**").

Upon completion of the Compulsory Acquisition, the Company will become a wholly-owned subsidiary of the Offeror. It has been further announced on behalf of the Offeror that the Offeror intends to seek a delisting of the Company from the SGX-ST.

Based on the provisions of the SGX-ST Listing Manual currently in force, even if the Offeror does not proceed with the Compulsory Acquisition, should the Offeror receive acceptances pursuant to the Offer that bring the ownership of the Offeror and its concert parties in the Shares to above 90 per cent. of the issued and paid-up Shares, the SGX-ST will suspend the listing of the Shares on the SGX-ST until such time as it is satisfied that at least 10 per cent. of the Shares are held by at least 1,000 Shareholders who are members of the public.

The new SGX-ST Listing Manual will come into force on 1 July 2002. Under the new Clause 1105, where a takeover offer is made for the securities of an issuer, upon the announcement by the offeror that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90 per cent. of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the securities in issue are held by at least 500 shareholders of the Company who are members of the public.

It has further been announced on behalf of the Offeror that in the event that the Offeror and its concert parties, whether pursuant to the Offer or otherwise, hold more than 90 per cent. of the issued and fully paid-up capital of the Company, the Offeror does not intend to undertake any placement of Shares to comply with the SGX-ST's free float requirement.

Independent Financial Adviser

The Board will be appointing a financial adviser to the independent directors of the Company in connection with the Offer. A circular containing the advice of the financial adviser and the recommendation of the independent directors of the Company will be sent to Shareholders within 14 days from the date of despatch of the offer document to be issued by the Offeror.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares which may be prejudicial to their interests.

Responsibility Statement

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

By Order Of The Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 31/05/2002 to the SGX.

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the " Offeror"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc (" M&C"), to acquire all the issued ordinary shares of S$1.00 each in the capital of Republic Hotels & Resorts Limited

31 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the "Offeror"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc ("M&C"), to acquire all the issued ordinary shares of S$1.00 each in the capital of Republic Hotels & Resorts Limited

We attach herewith a copy of the announcement in connection with the Offer which was released on 31 May 2002 by HSBC for and on behalf of the Offeror, for your information.

We wish to inform that Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited), the Offeror, is a wholly-owned subsidiary of M&C which in turn is a subsidiary of City Developments Limited.

Offeror Announcement

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 31/05/2002 to the SGX

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

Chamberfrost Limited
(to be renamed M&C Hotels Holdings Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to acquire all the issued ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

INTRODUCTION

The Hongkong and Shanghai Banking Corporation Limited ("HSBC") wishes to announce, for and on behalf of Chamberfrost Limited (to be renamed M&C Hotels Holdings Limited) (the "Offeror"), that the Offeror intends to make a voluntary unconditional cash offer (the "Offer") to acquire all the issued and fully-paid ordinary shares of S$1.00 each (the "Shares") in the capital of Republic Hotels & Resorts Limited ("RHR" or the "Company") not already owned by the Offeror as at the date of the Offer (the "Offer Shares"). The Offeror is a wholly-owned subsidiary of Millennium & Copthorne Hotels plc ("M&C"). Further information on the Offeror and M&C are set out in the relevant section below and in Appendix I.

As at the date of this announcement ("Announcement"), ATOS Holding AG ("ATOS") (incorporated in Austria) has a direct interest in 195,795,903 Shares and TOSCAP Limited ("TOSCAP") (incorporated in the Republic of Singapore) has a direct interest in 229,733,904 Shares. TOSCAP is a wholly-owned subsidiary of ATOS, which is in turn a wholly-owned subsidiary of M&C.

M&C will procure ATOS and TOSCAP to accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, representing 84.93 per cent. of the issued and fully-paid capital of the Company. In addition, M&C will procure that when ATOS and TOSCAP accept the Offer in respect of their entire aggregate holdings of 425,529,807 Shares, the consideration payable to ATOS and part

that acceptances have been received that bring the holdings owned by it and parties acting in concert with it to above 90 per cent. of the securities in issue, the SGX-ST may suspend the listing of such securities in the Ready and Odd-Lots markets until it is satisfied that at least 10 per cent. of the securities in issue are held by at least 500 shareholders who are members of the public.

Further, in the event that the Offeror and its concert parties, whether pursuant to the Offer or otherwise, hold more than 90 per cent. of the issued and fully-paid capital of RHR, the Offeror does not intend to undertake any placement of Shares to comply with the SGX-ST's free float requirement.

THE OFFEROR

The Offeror was incorporated in England and Wales on 2 April 2002 as an investment holding company. As at the date of this Announcement, it has an authorised share capital of £100 comprising 100 ordinary shares of £1.00 each and an issued and paid-up share capital of £1.00 comprising one (1) ordinary share of £1.00. The Offeror is a wholly-owned subsidiary of M&C. The directors of the Offeror are Messrs John Wilson, Anthony Grahame Potter, David Fraser Thomas and Wong Hong Ren. The Offeror has not carried on any business since its incorporation. Certain details of the parties acting or deemed to be acting in concert with the Offeror are set out in Appendix II.

REPUBLIC HOTELS & RESORTS LIMITED

RHR was incorporated in the Republic of Singapore in 1967 and acquired public status in 1968. RHR is 84.93 per cent. owned by the M&C group. RHR has, as at the date of this Announcement, an authorised share capital of S$1,000,000,000 divided into 1,000,000,000 ordinary shares of S$1.00 each. As at the date of this Announcement, the issued and paid-up share capital is S$501,063,912 comprising 501,063,912 ordinary shares of S$1.00 each.

As at the date of this Announcement, RHR has a network of 8 hotels with more than 3,500 rooms in Singapore, Indonesia, Malaysia, South Korea and the Philippines. RHR owns and/or operates the Copthorne King's Hotel Singapore, Copthorne Hotel Orchid Singapore, M Hotel Singapore, Orchard Hotel Singapore, Copthorne Orchid Penang, Millennium Hotel Sirih Jakarta, The Heritage Hotel, Manila and the Seoul Hilton. RHR also owns 34 per cent. of the total lettable area of Tanglin Shopping Centre, Singapore and 325 carpark lots therein.

The directors of RHR are Messrs Kwek Leng Beng, Kwek Leng Joo, Tan I Tong, Sim Miah Kian, Hamish Alexander Christie, Dato' Teoh Chew Peng, Yeoh Cheng Kung, Foo See Juan, Kwek Leng Kee, Wong Hong Ren, John Wilson and Dr. Manfred Otto Barth.

RATIONALE

The Offer is being made by the Offeror for the purpose of privatising the Company.

The share price of RHR has been trading significantly below its audited net asset value per Share as at 31 December 2001 of S$1.21 ("NAV") over the last 12 months. As at 30 May 2002, the last transacted price of RHR of S$0.91 represents a discount of approximately 25 per cent. to its NAV. In addition, the trading liquidity of RHR's shares has been low, with average daily trading volume of approximately 40,000 shares over the last 12 months.

Taking RHR private will give M&C more flexibility and efficiency in managing the resources within the M&C group and presents an opportunity to further streamline and integrate the operations of RHR with the operations of the M&C group.

Outline of the Relevant Group Structure


Hong Leong Investment Holdings Pte. Ltd. group of companies
48.21%
City Developments Limited group of companies
52.29%
Millennium & Copthorne Hotels plc
100%
100%
ATOS Holding AG
Offeror
100%
TOSCAP Limited
45.85%
39.08%
Republic Hotels & Resorts Limited

TOSCAP LIMITED

TOSCAP was incorporated in the Republic of Singapore in 2000 and has, as at the date of this Announcement, an authorised share capital of S$30,000,000 comprising 30,000,000 ordinary shares of S$1.00 each and an issued and paid-up share capital of S$24,775,000 comprising 24,775,000 ordinary shares of S$1.00 each. TOSCAP is a wholly-owned subsidiary of ATOS. The directors of TOSCAP are Messrs Kwek Leng Peck and Wong Hong Ren. The principal activity of TOSCAP is that of an investment holding company.

ATOS HOLDING AG

ATOS was incorporated in Austria in 1999 and has, as at the date of this Announcement, an authorised and issued and paid-up share capital of ATS1,080,0000, comprising 1,080 ordinary shares of ATS1,000 each. ATOS is a wholly-owned subsidiary of M&C. Messrs Kwek Leng Beng, Kwek Leng Peck and Kwek Leng Joo are members of the supervisory board. Messrs Wong Hong Ren, Dr. Alfred W. Mallmann, Steven Andrew Whitcher and David Fraser Thomas are members of the management board. The principal activity of ATOS is that of an investment holding company.

MILLENNIUM & COPTHORNE HOTELS PLC

M&C was incorporated in England and Wales in 1994. It is the holding company of an international hotel group operating in 17 countries with a portfolio of 91 hotels. M&C is listed on the London

Parties Acting in Concert

As at the date of this Announcement, and based on the latest available information to the Offeror, the Offeror, M&C, CDL, the wholly-owned subsidiaries of M&C, and the directors of the Offeror and M&C (each a "Relevant Person") have direct interests in an aggregate of 425,958,607 Shares, representing approximately 85.01 per cent. of the issued capital of RHR, details of which are set out below. Such information will be updated by the Offeror in the Offer Document.

Name of Relevant Person	No. of Shares held		
	Direct	Deemed	Percentage (%)
TOSCAP	229,733,904	0	45.85
ATOS	195,795,903	229,733,904	84.93
M&C	0	425,529,807	84.93
CDL	0	425,529,807	84.93
Kwek Leng Beng	428,800	0	0.09

Save as disclosed above, none of the Relevant Persons (i) owns, controls or has agreed to acquire any Shares or securities which carry voting rights in RHR or are convertible into Shares or securities which carry voting rights in RHR, or rights to subscribe for or options in respect of Shares or securities which carry voting rights in RHR, or (ii) has dealt for value in any Shares during the three-month period immediately preceding the date of this Announcement.

In the interests of confidentiality, enquiries have not been made in respect of the holdings and dealings in Shares by (i) subsidiaries which are not wholly-owned by M&C, (ii) subsidiaries of CDL, or (iii) certain parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer, including Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd and certain members of the Kwek family. Further enquiries will be made of such persons and the relevant disclosures will be made in due course and in the Offer Document.

Based on information (which will be updated in the Offer Document) available to the Offeror, the following have interests in the Shares as at 29 May 2002, as set out below:-

Name	No. of Shares held		
	Direct	Deemed	Percentage (%)
Tudor Court Gallery Pte Ltd (1)	2,439,500	0	0.49
Tan I Tong (2) (3)	24,480	0	0.005
Foo See Juan (2) (3)	50,000	0	0.009
Yeoh Cheng Kung (3)	71,400	0	0.01
Sim Miah Kian (2) (3) and spouse	40,000	40,000	0.02
Hong Leong Foundation (4)	1,968,750	0	0.39

Notes:-

(1) Tudor Court Gallery Pte Ltd is an indirect subsidiary of Hong Leong Investment Holdings Pte. Ltd.

(2) Directors of CDL

(3) Directors of RHR

(4) Further enquiries will be made as to whether shareholdings of Hong Leong Foundation are to be treated as part of the holdings of the Offeror's concert parties

MASNET No. 23 OF 30.05.2002
Announcement No. 23

REPUBLIC HOTELS & RESORTS LIMITED

Request for Suspension of Trading

30 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Request for Suspension of Trading

We hereby request you to suspend the trading of Republic Hotels & Resorts Limited's shares with immediate effect pending the release of an announcement.

Yours faithfully
REPUBLIC HOTELS & RESORTS LIMITED

Boey Mui Tiang
Company Secretary

Submitted by Boey Mui Tiang, Company Secretary on 30/05/2002 to the SGX

Businesses and Resolutions approved at the Thirty-Ninth Annual General Meeting held on 29 May 2002

29 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Dear Sir,

Businesses and Resolutions approved at the Thirty-Ninth Annual General Meeting (" AGM") held on 29 May 2002

We wish to advise that the businesses of the AGM, ordinary and special, and the resolutions proposed in the Notice of the AGM dated 29 April 2002, including the change of corporate income tax rate on the first and final dividend from 15% less 24.5% Singapore income tax to 15% less 22.0% Singapore income tax as announced by the Company on 23 May 2002, have been duly passed by the members at the AGM.

Pursuant to Clause 902(4) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Mr Foo See Juan and Mr Tang See Chim, both of whom have been re-elected as Directors at the AGM will continue to serve as members of the Audit Committee. The Board considers Mr Foo and Mr Tang as independent Directors.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 29/05/2002 to the SGX

CITY DEVELOPMENTS LIMITED

First and Final Dividend for Financial Year 2001 – Change of Corporate Income Tax Rate

On 27 March 2002, the Company announced a first and final dividend of 15% less 24.5% Singapore income tax for the financial year ended 31 December 2001.

In view of the recent Budget Announcement made on 3 May 2002 on the reduction of the Singapore corporate income tax rate from 24.5% to 22% for the year assessment 2003, payment of the Company's proposed dividend of 15% will now be less 22% Singapore income tax instead of 24.5% announced earlier.

The proposed first and final dividend, if approved by the shareholders at the Company's forthcoming Annual General Meeting on Wednesday, 29 May 2002, will be paid on 19 June 2002.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary

23 May 2002

Submitted by Enid Ling Peek Fong, Company Secretary on 23 May 2002 to the SGX

CITY DEVELOPMENTS LIMITED

Announcement on Board Appointments by Subsidiary Company, Millennium & Copthorne Hotels plc

22 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Announcement on Board Appointments by Subsidiary Company, Millennium & Copthorne Hotels plc ("M&C")

We attach herewith a copy of the subject Announcement issued by M&C on 21 May 2002, for your information.

Annc210502.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong , Company Secretary on 22/05/2002 to the SGX

21 May 2002

MILLENNIUM & COPTHORNE HOTELS PLC

Board appointments

Millennium & Copthorne Hotels plc is delighted to announce the appointment of two new non-executive directors to the board with immediate effect.

Lord Thurso MP, aged 49, has been appointed as Deputy Chairman and Senior Independent Non-Executive Director. He has been a successful hospitality industry chief executive, and is an experienced plc non-executive. He was the founder General Manager of Cliveden in 1985, and has since been Chief Executive of Granfel Holdings plc (1992–1995) and Chief Executive of Fitness & Leisure Holdings Limited (1995–2001). He was non-executive director of Savoy Hotel plc (1993 – 1998), Royal Olympic Cruiselines (1996 – 1998) and Chairman of Walker Greenbank plc, a textiles company (1999–2002).

Charles Kirkwood, an American, aged 66, is a Member of the Bar of New York and the US Supreme Court. He is the President and Director of Shawnee Holding Inc, a private hotel owning company, a Director of Pennsylvania General Energy and an Industrial Partner to Ripplewood (Japan). Between 1998 and 2000, he was Managing Director – Asia of Rosewood Hotels and Resorts.

Commenting on the appointments, Kwek Leng Beng, Chairman said:

'I am delighted to welcome both Lord Thurso and Charles Kirkwood to the Board of Millennium & Copthorne. They both have extensive knowledge and experience in the hospitality industry, and will make a very positive contribution to the business going forward.'

There are no details that are required to be disclosed under paragraphs 16.4a or 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

-end-

Enquiries to:

John Wilson, Chief Executive Millennium & Copthorne Hotels	Tel: 020 7872 2444
Nick Claydon/Kate Miller Brunswick Group Limited	Tel: 020 7404 5959

CITY DEVELOPMENTS LIMITED

AGM Trading Statement by Subsidiary Company, Millennium & Copthorne Hotels plc

21 May 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

AGM Trading Statement by Subsidiary Company, Millennium & Copthorne Hotels plc (" M&C")

We attach herewith a copy of the subject Announcement issued by M&C on 21 May 2002, for your information.

trading'stmt.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong , Company Secretary on 21/05/2002 to the SGX

MILLENNIUM & COPTHORNE HOTELS PLC

ANNUAL GENERAL MEETING 21 MAY 2002

TRADING UPDATE

(First 18 weeks of the year to 7 May 2002)

This trading statement contains information that will be reported today to shareholders at the Annual General Meeting of Millennium & Copthorne Hotels plc at the Millennium London Mayfair Hotel, Grosvenor Square, London at 10.00am.

SUMMARY OF PERFORMANCE

In March, at the time of our Preliminary results announcement for the year ended 31 December 2001, we stated that, whilst encouraged by the start to the year, it remained difficult to predict the pace of economic recovery. We recognise that in this unusual trading environment it is appropriate that we update our shareholders on our trading performance in more detail than in previous years.

At the time of our Preliminary results we provided a trading update for the 59 days to 28 February 2002. In the subsequent period to 7 May 2002, we are pleased to report that our overall Group REVPAR (on a like for like basis at constant rates of exchange) has continued to demonstrate an ongoing recovery.

REVPAR variance, 2002 versus 2001
% (decrease)/increase on a like for like basis at constant rates of exchange

	*1 January 2002 to 28 February 2002 %	1 March 2002 to 7 May 2002 %
New York	(6)	(5)
Rest of United States	(17)	(13)
Total United States	(12)	(10)
London	(11)	(10)
Regional UK and Continental Europe	(7)	(6)
Total Europe	(10)	(8)
Asia	(5)	(1)
Australasia	6	7
Overall Group	(8)	(6)

* *As reported on 13 March 2002*

Notes:
The Millenium Hilton, New York which has been closed from 11 September 2001 is excluded from all reported values. All REVPAR comparisons exclude our joint venture, associate hotels, and hotels operated under management agreements by Millennium & Copthorne Hotels plc.

AUSTRALASIA
Australasia continues to achieve both occupancy and rate improvement over the last year. We are continuing to review the development opportunities for the Millennium Hotel in Sydney which has not performed well primarily due to the over supply in the city. Our non-hotel activities are trading satisfactorily.

OUTLOOK
We continue to be encouraged by the ongoing trading of the Group and remain confident that the Group's performance in 2002 will be ahead of last year.

THE BOARD
Mr John Sclater has indicated his intention to step down from the position of Deputy Chairman and Senior Independent Non-Executive Director immediately after today's Annual General Meeting. We are very pleased that he has agreed to continue as a non-executive Director and thank him for his significant contribution as Deputy Chairman since our flotation in 1996.

At a Board Meeting later today, the Board will consider the recommendation from the Nominations Committee for the appointment of Lord Thurso as the new non-executive Deputy Chairman. Lord Thurso is a former Chief Executive of Fitness Leisure Holdings Limited (The Champneys Group of companies), a former non-executive of Savoy Hotel Plc and Royal Olympic Cruiselines and has held senior management positions at Cliveden Hotel and The Lancaster Hotel, Paris.

In addition, the Board will consider the recommendation from the Nominations Committee for the appointment of Mr Charles Kirkwood as a non-executive director. Mr Kirkwood is a Member of the Bar of New York and the US Supreme Court. He is the President and Director of Shawnee Holding Inc, a private hotel owning company, a Director of Pennsylvania General Energy and an Industrial Partner to Ripplewood (Japan). Between 1998 and 2000, he was Managing Director – Asia of Rosewood Hotels and Resorts.

- end -

Enquiries to:

John Wilson Chief Executive, Millennium & Copthorne Hotels plc	020 7872 2444
David Thomas Finance Director, Millennium & Copthorne Hotels plc	020 7872 2444
Nick Claydon / Kate Miller Brunswick Group Limited	020 7404 5959

Appendices

Key operating statistics - occupancy, average rate and REVPAR for operating regions and the Group
Global hotel directory and room numbers

Appendix 2

Global hotel directory and room numbers

USA - NEW YORK

Millennium Hotel New York Broadway		750
Millennium Hotel New York UN Plaza		427
Millenium Hilton, New York	Closed	561
The Plaza, New York	Joint Venture	805
	Total	2,543

USA – REGIONAL

Millennium Biltmore Hotel Los Angeles		683
Millennium Bostonian Hotel Boston		201
Millennium Alaskan Hotel Anchorage		248
Millennium Harvest House Hotel Boulder		269
Millennium Hotel Cincinnati		872
Millennium Hotel Minneapolis		321
Millennium Hotel Durham		313
Millennium Hotel St Louis		780
Millennium Knickerbocker Hotel Chicago		305
Millennium Resort Scottsdale McCormick Ranch		125
Maxwell House Hotel Nashville		289
Eldorado Hotel, Sante Fe	Associate	219
Comfort Inn Vail, Beaver Creek, Avon		146
Pine Lake Trout Club, Ohio		6
Sheraton Four Points Buffalo, Cheektowaga		292
Sunnyvale Four Points, Sunnyvale	Associate	378
Royal Palm Hotel, Galapagos	Management contract	17
	Total	5,464

EUROPE - LONDON

Copthorne Tara Hotel London Kensington		834
Millennium Bailey's Hotel London Kensington		212
Millennium Gloucester Hotel London Kensington		610
Millennium Hotel London Knightsbridge		222
Millennium Hotel London Mayfair		348
	Total	2,226

EUROPE - PROVINCIAL UK

Millennium Madejski Hotel Reading	Management contract	140
Copthorne Hotel Birmingham		212
Copthorne Hotel Effingham Park Gatwick		122
Copthorne Hotel London Gatwick		227
Copthorne Hotel Manchester		166
Copthorne Hotel Merry Hill Dudley		138
Copthorne Hotel Newcastle		156
Copthorne Hotel Plymouth		135
Copthorne Hotel Slough Windsor		219
Millennium Hotel Glasgow		117
Copthorne Hotel Aberdeen		89
Copthorne Hotel Cardiff Caerdydd		135
	Total	1,856

MIDDLE EAST & NORTH AFRICA

Millennium Hotel Abu Dhabi	Management contract	325
Millennium Hotel Sharjah	Not yet open	260
Millennium Hotel Marrakesh	Not yet open	40
Millennium Hotel Agadir	Not yet open	291
Millennium Hotel Tarabaya	Not yet open	295
Millennium Hotel Ankara	Not yet open	207
	Total	1,418

Note: for hotels not yet open room numbers are current estimates

	TOTAL WORLDWIDE	**25,270**

M & C SERVICES PRIVATE LIMITED

Share Registration, Company Secretarial & General Consultancy Services

138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Telephone 2280560
Facsimile 2251452

30 April 2002
AW/is/CDL/AR2001

Singapore Exchange Securities Trading Limited
The Listing Department
2 Shenton Way #28-00
SGX Centre 1
Singapore 068804

Dear Sirs

CITY DEVELOPMENTS LIMITED (THE "COMPANY")
- ANNUAL REPORT 2001

On behalf of the Company, we are pleased to forward herewith 120 copies of the annual report for your attention.

Yours faithfully
M & C SERVICES PRIVATE LIMITED

Share Registrar for
CITY DEVELOPMENT LIMITED

Cc By Fax Only
City Developments Limited
Attention: Ms Enid Ling